Exhibit 99.2

KB Financial Group Inc.

Interim Separate Financial Statements

June 30, 2016 and 2015

KB Financial Group Inc.

Index

June 30, 2016 and 2015

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim separate financial statements of KB Financial Group Inc. (the “Company”). These financial statements consist of the interim separate statement of financial position of the Company as of June 30, 2016, and the related interim separate statements of comprehensive income for the three-month and six-month periods ended June 30, 2016 and 2015, and interim separate statements of changes in equity and cash flows for the six-month periods ended June 30, 2016 and 2015, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim separate financial statements are not presented fairly, in all material respects, in accordance with the Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2015, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 10, 2016. These financial statements are not included in this review report. The statement of financial position as of December 31, 2015, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2015.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 12, 2016

This interim report is effective as of August 12, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Interim Separate Statements of Financial Position

June 30, 2016 and December 31, 2015

(In millions of Korean won)	Notes	June 30, 2016		December 31, 2015
		(Unaudited)

Assets
Cash and due from financial institutions	4,5,6,28	~~W~~	33,280	~~W~~	324,947
Financial assets at fair value through profit or loss	4,5,7		201,843		99,118
Investments in subsidiaries	8		18,557,566		18,557,566
Investments in associates	9		2,232,915		883,065
Property and equipment	10		479		578
Intangible assets	11		8,348		8,428
Deferred income tax assets	12		2,666		4,515
Other assets	4,5,13		297,786		137,954

Total assets		~~W~~	21,334,883	~~W~~	20,016,171

Liabilities
Debts	4,5,14	~~W~~	85,000	~~W~~	—
Debentures	4,5,15		2,745,173		1,647,117
Net defined benefit liabilities	16		1,721		591
Current income tax liabilities			210,761		17,178
Other liabilities	4,5,17		89,526		123,281

Total liabilities			3,132,181		1,788,167

Equity
Share capital	18		1,931,758		1,931,758
Capital surplus	18		13,513,809		13,513,809
Accumulated other comprehensive loss	18		(5,035)		(4,979)
Retained earnings	18		3,062,176		2,787,416
Treasury shares	18		(300,006)		—

Total equity			18,202,702		18,228,004

Total liabilities and equity		~~W~~	21,334,883	~~W~~	20,016,171

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2016 and 2015

		Period ended June 30, 2016				Period ended June 30, 2015
(In millions of Korean won, except per share amounts)	Notes	(Unaudited)				(Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	1,536	~~W~~	2,726	~~W~~	1,176	~~W~~	1,482
Interest expense			(13,651)		(24,687)		(5,700)		(10,974)

Net interest expense	20		(12,115)		(21,961)		(4,524)		(9,492)

Fee and commission income			—		—		—		—
Fee and commission expense			(2,277)		(3,076)		(1,909)		(2,872)

Net fee and commission expense	21		(2,277)		(3,076)		(1,909)		(2,872)

Net gains on financial assets at fair value through profit or loss	22		2,799		5,693		(86)		(52)

Net other operating income	23		—		694,908		—		315,527

General and administrative expenses	24		(9,524)		(19,754)		(8,848)		(19,432)

Operating profit (loss) before provision for credit losses			(21,117)		655,810		(15,367)		283,679

Provision for credit losses			—		—		—		—

Operating profit (loss)			(21,117)		655,810		(15,367)		283,679

Net non-operating income (expense)	25		(294)		(558)		381		187

Profit (loss) before income tax			(21,411)		655,252		(14,986)		283,866

Income tax benefit (expense)	26		(762)		(1,867)		837		(61)

Profit (loss) for the period			(22,173)		653,385		(14,149)		283,805

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(22)		(56)		(17)		(41)

Other comprehensive loss for the period, net of tax			(22)		(56)		(17)		(41)

Total comprehensive income (loss) for the period		~~W~~	(22,195)	~~W~~	653,329	~~W~~	(14,166)	~~W~~	283,764

Earnings (loss) per share
Basic earnings (loss) per share	27	~~W~~	(58)	~~W~~	1,709	~~W~~	(37)	~~W~~	735
Diluted earnings (loss) per share	27		(58)		1,702		(36)		732

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Changes in Equity

Six-Month Periods Ended June 30, 2016 and 2015

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Loss		Retained Earnings		Treasury Shares		Total Equity

Balance at January 1, 2015	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,238)	~~W~~	2,845,345	~~W~~	—	~~W~~	18,286,674

Comprehensive income
Profit for the period		—		—		—		283,805		—		283,805
Remeasurements of net defined benefit liabilities		—		—		(41)		—		—		(41)

Total comprehensive income		—		—		(41)		283,805		—		283,764

Transactions with shareholders
Dividends		—		—		—		(301,354)		—		(301,354)

Total transactions with shareholders		—		—		—		(301,354)		—		(301,354)

Balance at June 30, 2015 (Unaudited)	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,279)	~~W~~	2,827,796	~~W~~	—	~~W~~	18,269,084

Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,979)	~~W~~	2,787,416	~~W~~	—	~~W~~	18,228,004

Comprehensive income
Profit for the period		—		—		—		653,385		—		653,385
Remeasurements of net defined benefit liabilities		—		—		(56)		—		—		(56)

Total comprehensive income		—		—		(56)		653,385		—		653,329

Transactions with shareholders
Dividends		—		—		—		(378,625)		—		(378,625)
Acquisition of treasury shares		—		—		—		—		(300,006)		(300,006)
Total transactions with shareholders		—		—		—		(378,625)		(300,006)		(678,631)
Balance at June 30, 2016 (Unaudited)	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(5,035)	~~W~~	3,062,176	~~W~~	(300,006)	~~W~~	18,202,702

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Cash Flows

Six-Month Periods Ended June 30, 2016 and 2015

		Six-Month Period Ended June 30
(In millions of Korean won)	Note	2016		2015
		(Unaudited)		(Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	653,385	~~W~~	283,805

Adjustment for non-cash items
Depreciation and amortization			398		403
Share-based payments			206		1,385
Net interest expense			366		34
Net loss (gain) from valuation on financial assets at fair value through profit or loss			(2,725)		705
Net other expenses (income)			1,117		1,171

			(638)		3,698

Changes in operating assets and liabilities
Deferred income tax assets			1,849		48
Other assets			58,211		315,270
Other liabilities			(62,883)		(18,858)

			(2,823)		296,460

Net cash inflow from operating activities			649,924		583,963

Cash flows from investing activities
Acquisition of investment in associates			(1,344,765)		(645,000)
Acquisition of financial assets at fair value through profit or loss			(100,000)		(50,000)
Collection of loans			—		10,000
Acquisition of property and equipment			(26)		(229)
Acquisition of intangible assets			(105)		(268)
Disposal of intangible assets			10		157
Net decrease (increase) in guarantee deposits paid			(627)		5,246
Others			—		37

Net cash outflow from investing activities			(1,445,513)		(680,057)

Cash flows from financing activities
Net increase (decrease) in debts			85,000		—
Increase in debentures			1,097,553		428,989
Dividends paid			(378,625)		(301,354)
Acquisition of treasury shares			(300,006)		—

Net cash inflow from financing activities			503,922		127,635

Net increase (decrease) in cash and cash equivalents			(291,667)		31,541
Cash and cash equivalents at the beginning of the period	28		324,944		30,736

Cash and cash equivalents at the end of the period	28	~~W~~	33,277	~~W~~	62,277

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 84, Namdaemunro, Jung-gu, Seoul. The Company’s share capital as of June 30, 2016, is ~~W~~1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. In addition, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. And also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangul”) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The Company’s separate financial statements have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

The Company’s interim separate financial statements as of and for the six-month period ended June 30, 2016, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim separate financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of June 30, 2016.

The Company newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2016, and this application does not have a material impact on the separate financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1028, Investments in Associates and Joint Ventures, and Korean IFRS 1112, Disclosures of Interests in Other Entities

•	Amendment to Korean IFRS 1111, Joint Arrangements

•	Amendment to Korean IFRS 1027, Separate Financial Statements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Also, new standards and interpretations issued but not effective for the financial year beginning January 1, 2016, and not early adopted are enumerated below:

•	Korean IFRS 1109, Financial Instruments

The new Standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. This amendment has been partially reflected, which is consistent with the risk management of companies for hedge accounting. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Company is in the process of determining the effects resulting from the adoption of the new Standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2015 will replace Korean IFRS 1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new Standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Company is in the process of determining the effects resulting from the adoption of the new Standard.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except impact of changes due to enactment of new standards, amendments disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Due from financial institutions	~~W~~	33,280	~~W~~	324,947
Other financial assets		20,293		16,704

	~~W~~	53,573	~~W~~	341,651

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

The liquidity risk is a risk that the Company becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group; such as, on demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of June 30, 2016 and December 31, 2015, is as follows:

(In millions of Korean won)
	June 30, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	33,311	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	33,311
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		201,843		201,843
Other financial assets		—		3,027		—		17,234		—		—		20,261

	~~W~~	33,311	~~W~~	3,027	~~W~~	—	~~W~~	17,234	~~W~~	—	~~W~~	201,843	~~W~~	255,415

Financial liabilities
Debts	~~W~~	—	~~W~~	—	~~W~~	85,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	85,000
Debentures		—		—		165,715		192,478		1,994,209		643,004		2,995,406
Other financial liabilities		—		8,558		—		1,695		—		—		10,253
	~~W~~	—	~~W~~	8,558	~~W~~	250,715	~~W~~	194,173	~~W~~	1,994,209	~~W~~	643,004	~~W~~	3,090,659

(In millions of Korean won)
	December 31, 2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	325,199	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	325,199
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		99,118		99,118
Other financial assets		—		1		—		16,565		—		—		16,566

	~~W~~	325,199	~~W~~	1	~~W~~	—	~~W~~	16,565	~~W~~	—	~~W~~	99,118	~~W~~	440,883

Financial liabilities
Debentures	~~W~~	—	~~W~~	—	~~W~~	10,868	~~W~~	181,428	~~W~~	1,295,080	~~W~~	320,804	~~W~~	1,808,180
Other financial liabilities		—		3,288		—		—		—		—		3,288

	~~W~~	—	~~W~~	3,288	~~W~~	10,868	~~W~~	181,428	~~W~~	1,295,080	~~W~~	320,804	~~W~~	1,811,468

[1]	The amount of ~~W~~3 million, which is restricted amount due from the financial institutions as of June 30, 2016 and December 31, 2015, is excluded.
[2]	Financial assets designated at fair value through profit or loss, hybrid capital instruments, are included in the ‘Over 5 years’ category according to their remaining contractual maturity, due to uncertain point of sale.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments. The most significant risk of the Company is interest rate risk.

4.4.2 Interest Rate Risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost that will fluctuate due to changes in interest.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through Value at Risk measurement and management for the interest rate.

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

The carrying amounts and fair value of financial assets and liabilities by category as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	201,843	~~W~~	201,843
Loans and receivables
Cash and due from financial institutions		33,280		33,280
Other financial assets		20,293		20,293

	~~W~~	255,416	~~W~~	255,416

Financial liabilities
Financial liabilities at amortized cost
Debts	~~W~~	85,000	~~W~~	85,000
Debentures		2,745,173		2,817,126
Other financial liabilities		15,616		15,616

	~~W~~	2,845,789	~~W~~	2,917,742

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	99,118	~~W~~	99,118
Loans and receivables
Cash and due from financial institutions		324,947		324,947
Other financial assets		16,704		16,704

	~~W~~	440,769	~~W~~	440,769

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	1,647,117	~~W~~	1,678,308
Other financial liabilities		6,501		6,501

	~~W~~	1,653,618	~~W~~	1,684,809

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model.

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Imputed Market Value Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	201,843	~~W~~	201,843

(In millions of Korean won)	December 31, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	99,118	~~W~~	99,118

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	33,280	~~W~~	—	~~W~~	33,280
Other financial assets[2]		—		—		20,293		20,293

	~~W~~	—	~~W~~	33,280	~~W~~	20,293	~~W~~	53,573

Financial liabilities
Debts[3]	~~W~~	—	~~W~~	85,000	~~W~~	—	~~W~~	85,000
Debentures		—		2,817,126		—		2,817,126
Other financial liabilities[2]		—		—		15,616		15,616

	~~W~~	—	~~W~~	2,902,126	~~W~~	15,616	~~W~~	2,917,742

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	324,947	~~W~~	—	~~W~~	324,947
Other financial assets[2]		—		—		16,704		16,704

	~~W~~	—	~~W~~	324,947	~~W~~	16,704	~~W~~	341,651

Financial liabilities
Debentures	~~W~~	—	~~W~~	1,678,308	~~W~~	—	~~W~~	1,678,308
Other financial liabilities[2]		—		—		6,501		6,501

	~~W~~	—	~~W~~	1,678,308	~~W~~	6,501	~~W~~	1,684,809

[1]	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value.
[2]	Other financial assets and other financial liabilities classified as level 3 are regarded as the carrying amount as representative of fair value.
[3]	Debts classified as level 2 are regarded as the carrying amount as representative of fair value because those maturities are less than 3 months.

Valuation techniques and inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	June 30, 2016		December 31, 2015
Financial liabilities
Debentures	~~W~~	2,817,126	~~W~~	1,678,308	DCF model	Discount rate

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3

The Company uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market Details of changes in Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss
	Financial assets designated at fair value through profit or loss
Beginning balance	~~W~~	99,118
Total gains or losses
- Profit or loss for the period		2,725
- Other comprehensive income		—
Purchases		100,000
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	201,843

(In millions of Korean won)	2015
	Financial assets at fair value through profit or loss
	Financial assets designated at fair value through profit or loss
Beginning balance	~~W~~	—
Total gains or losses
- Profit or loss for the period		(705)
- Other comprehensive income		—
Purchases		50,000
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	49,295

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Gains from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	2,725	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		2,725		—		—

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	2015
	Losses from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(705)	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(705)		—		—

5.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	201,843	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate	2.28~4.46	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.46	The higher the volatility, the higher the fair value fluctuation
(In millions of Korean won)	December 31, 2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	99,118	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate	2.75~5.07	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.45	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss; as well as, debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	June 30, 2016
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	7,818	~~W~~	(7,515)	~~W~~	—	~~W~~	—

(In millions of Korean won)	December 31, 2015
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	6,422	~~W~~	(5,867)	~~W~~	—	~~W~~	—

[1]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate, the correlation of rates of long-term interest rate and short-term interest rate, or the volatility of the interest rate is shifted by ± 1%.

6. Due from Financial Institution

Details of due from financial institution as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) As of June 30, 2016	June 30, 2016		December 31, 2015
Due from financial institution in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.25	~~W~~	32,421	~~W~~	324,947
		KEB Hana Bank	1.15		859		—

				~~W~~	33,280	~~W~~	324,947

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of a maturity analysis of due from financial institution, excluding restricted cash, as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	33,277	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	33,277

(In millions of Korean won)	December 31, 2015
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	324,944	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	324,944

Restricted cash from financial institution as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Financial Institution	June 30, 2016		December 31, 2015		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft establishment

7. Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or losses as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	201,843	~~W~~	99,118

8. Investments in Subsidiaries

Details of subsidiaries as of June 30, 2016, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Investment & Securities Co., Ltd.	Financial investment	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Investments in subsidiaries as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued Shares	Ownership(%)	Carrying amount
Name of subsidiary	As of June 30, 2016		June 30, 2016		December 31, 2015
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd.	31,588,314	100.00		507,212		507,212
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	11,180,630	52.02		279,870		279,870
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,910		104,910
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	18,557,566	~~W~~	18,557,566

Changes in accumulated impairment losses on investments in subsidiaries for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

(In millions of Korean won)	2015
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

[1]	The industry environment of savings banks has deteriorated continuously and their performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the recent downturn, the Company recognized the impairment loss on investment in KB Savings Bank Co., Ltd.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

9. Investments in Associates

Details of investments in associates as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
Name of associates	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Insurance Co., Ltd.	33.29	~~W~~	883,065	~~W~~	1,213,434	~~W~~	883,065	Non-life insurance	Korea
Hyundai Securities Co., Ltd.	29.62		1,349,850		1,011,486		1,349,850	Investment finance	Korea

(In millions of Korean won)	December 31, 2015
Name of associate	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Insurance Co., Ltd.	33.29	~~W~~	883,065	~~W~~	1,077,380	~~W~~	883,065	Non-life insurance	Korea

Changes in investments in associates for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
Name of associates	Beginning		Acquisition		Disposal		Impairment		Ending
KB Insurance Co., Ltd.	~~W~~	883,065	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	883,065
Hyundai Securities Co., Ltd.		—		1,349,850		—		—		1,349,850

(In millions of Korean won)	2015
Name of associate	Beginning		Acquisition		Disposal		Impairment		Ending
KB Insurance Co., Ltd.	~~W~~	—	~~W~~	651,403	~~W~~	—	~~W~~	—	~~W~~	651,403

10. Property and Equipment

Details of property and equipment as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	771	~~W~~	(627)	~~W~~	—	~~W~~	144
Equipment and others		4,930		(4,595)		—		335

	~~W~~	5,701	~~W~~	(5,222)	~~W~~	—	~~W~~	479

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	771	~~W~~	(573)	~~W~~	—	~~W~~	198
Equipment and others		4,903		(4,523)		—		380

	~~W~~	5,674	~~W~~	(5,096)	~~W~~	—	~~W~~	578

11. Intangible Assets

Details of intangible assets as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	2,612	~~W~~	(2,347)	~~W~~	—	~~W~~	265
Membership rights		9,531		—		(1,960)		7,571
Other intangible assets		3,657		(3,145)		—		512

	~~W~~	15,800	~~W~~	(5,492)	~~W~~	(1,960)	~~W~~	8,348

(In millions of Korean won)	December 31, 2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	2,612	~~W~~	(2,237)	~~W~~	—	~~W~~	375
Membership rights		9,439		—		(2,060)		7,379
Other intangible assets		3,657		(2,983)		—		674

	~~W~~	15,708	~~W~~	(5,220)	~~W~~	(2,060)	~~W~~	8,428

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	1,500	~~W~~	—	~~W~~	1,500
Membership rights		474		—		474
Defined benefit obligation		1,107		—		1,107
Plan assets		—		(484)		(484)
Short-term employee benefits		379		—		379
Others		—		(310)		(310)

		3,460		(794)		2,666

Offsetting of deferred tax assets and liabilities		(794)		794		—

	~~W~~	2,666	~~W~~	—	~~W~~	2,666

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	December 31, 2015
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,270	~~W~~	—	~~W~~	2,270
Membership rights		499		—		499
Defined benefit obligation		1,308		—		1,308
Plan assets		—		(502)		(502)
Short-term employee benefits		309		—		309
Others		631		—		631

		5,017		(502)		4,515

Offsetting of deferred tax assets and liabilities		(502)		502		—

	~~W~~	4,515	~~W~~	—	~~W~~	4,515

13. Other Assets

Details of other assets as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Other financial assets
Receivables	~~W~~	3,026	~~W~~	—
Accrued income		135		341
Guarantee deposits		17,132		16,363

		20,293		16,704

Other assets
Receivables		276,474		120,511
Prepaid expenses		1,005		673
Guarantee deposits		—		43
Advance payments		14		23

		277,493		121,250

	~~W~~	297,786	~~W~~	137,954

14. Debts

Details of debts as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Borrowings	~~W~~	85,000	~~W~~	—

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Details of debts as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	June 30, 2016		December 31, 2015
Borrowings in Korean won	Other borrowings	KTB Investment & Securities Co., Ltd. and others	1.55	~~W~~	85,000	~~W~~	—

The maturity of debts as of June 30, 2016, is as follows:

(In millions of Korean won)	June 30, 2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	85,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	85,000

15. Debentures

Details of debentures as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates (%) As of June 30, 2016	June 30, 2016		December 31, 2015
Unguaranteed debentures No. 3-1	Aug. 13, 2013	Aug. 13, 2016	3.14	~~W~~	150,000	~~W~~	150,000
Unguaranteed debentures No. 3-2	Aug. 13, 2013	Aug. 13, 2018	3.46		130,000		130,000
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65		70,000		70,000
Unguaranteed debentures No. 4	Mar. 17, 2014	Mar. 17, 2017	3.02		150,000		150,000
Unguaranteed debentures No. 5-1	Mar. 19, 2014	Mar. 19, 2019	3.31		80,000		80,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50		50,000		50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 7	June 23, 2015	June 23, 2018	1.98		150,000		150,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34		100,000		100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No. 10	Sept 17, 2015	Sept 17, 2020	2.16		20,000		20,000
Unguaranteed debentures No. 11	Sept 23, 2015	Sept 23, 2020	2.06		30,000		30,000
Unguaranteed debentures No. 12-1	Nov. 27, 2015	Nov. 27, 2018	2.07		80,000		80,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26		110,000		110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No. 13	Dec. 04, 2015	Dec. 04, 2018	2.09		130,000		130,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27		140,000		140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 15-1	May 12, 2016	May 12, 2019	1.61		180,000		—
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72		220,000		—
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01		200,000		—
Unguaranteed debentures No. 16-1	May 27, 2016	May 27, 2019	1.67		240,000		—
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78		60,000		—
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91		150,000		—
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51		50,000		—

					2,750,000		1,650,000
	Bond Discounts				(4,827)		(2,883)

				~~W~~	2,745,173	~~W~~	1,647,117

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

The maturities of debentures as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	150,000	~~W~~	—	~~W~~	150,000	~~W~~	990,000	~~W~~	1,460,000	~~W~~	2,750,000

(In millions of Korean won)	December 31, 2015
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	—	~~W~~	—	~~W~~	150,000	~~W~~	640,000	~~W~~	860,000	~~W~~	1,650,000

Changes in debentures based on face value for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	1,650,000	~~W~~	1,100,000	~~W~~	—	~~W~~	2,750,000

(In millions of Korean won)	2015
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	630,000	~~W~~	430,000	~~W~~	—	~~W~~	1,060,000

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

16. Net Defined Benefit Liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the defined benefit obligation for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)
	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	15,385	~~W~~	(14,794)	~~W~~	591
Current service cost		1,018		—		1,018
Interest cost(income)		190		(183)		7
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		74		74
Payments from plans		(1,200)		1,200		—
Payments from the Company		(2)		—		(2)
Transfer in		886		(853)		33
Transfer out		(1,924)		1,924		—

Ending	~~W~~	14,353	~~W~~	(12,632)	~~W~~	1,721

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)
	2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	13,117	~~W~~	(12,314)	~~W~~	803
Current service cost		888		—		888
Interest cost(income)		201		(189)		12
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		54		54
Payments from plans		(1,682)		1,682		—
Payments from the Company		(52)		—		(52)
Transfer in		2,473		(2,384)		89
Transfer out		(1,918)		1,918		—

Ending	~~W~~	13,027	~~W~~	(11,233)	~~W~~	1,794

Details of the net defined benefit liabilities as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Present value of defined benefit obligation	~~W~~	14,353	~~W~~	15,385
Fair value of plan assets		(12,632)		(14,794)

Net defined benefit liabilities	~~W~~	1,721	~~W~~	591

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Current service cost	~~W~~	1,018	~~W~~	888
Net interest expenses of net defined benefit liabilities		7		12

Post-employment benefits	~~W~~	1,025	~~W~~	900

17. Other Liabilities

Details of other liabilities as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Other financial liabilities
Payables	~~W~~	8,201	~~W~~	901
Accrued expenses		7,415		5,600

		15,616		6,501

Other non-financial liabilities
Payables		21,886		59,744
Accrued expenses		51,794		56,759
Withholding taxes		230		277

		73,910		116,780

	~~W~~	89,526	~~W~~	123,281

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

18. Equity

18.1 Share Capital

Details of share capital as of June 30, 2016 and December 31, 2015, are as follows:

	June 30, 2016		December 31, 2015
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	~~W~~	1,931,758	~~W~~	1,931,758

[1]	In millions of Korean won.

Changes in shares outstanding for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In number of shares)	2016	2015
Beginning	386,351,693	386,351,693
Decrease	(9,206,975)	—

Ending	377,144,718	386,351,693

18.2 Capital Surplus

Details of capital surplus as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Share premium	~~W~~	12,226,597	~~W~~	12,226,597
Other capital surplus		1,287,212		1,287,212

	~~W~~	13,513,809	~~W~~	13,513,809

18.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Remeasurements of net defined benefit liabilities	~~W~~	(5,035)	~~W~~	(4,979)

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Changes in accumulated other comprehensive income for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,979)	~~W~~	(74)	~~W~~	18	~~W~~	(5,035)

(In millions of Korean won)	2015
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,238)	~~W~~	(54)	~~W~~	13	~~W~~	(4,279)

18.4 Retained Earnings

Details of retained earnings as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Legal reserves	~~W~~	275,860	~~W~~	251,517
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		604		2,942
Retained earnings before appropriation		1,803,712		1,550,957

	~~W~~	3,062,176	~~W~~	2,787,416

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Beginning	~~W~~	604	~~W~~	2,942
Estimated amounts subject to provision(reversal)		794		(2,338)

Ending	~~W~~	1,398	~~W~~	604

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

The adjustments to the regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won, except per share amounts)	2016
	Three months		Six months
Provision(reversal) of regulatory reserve for credit losses	~~W~~	(206)	~~W~~	794
Adjusted profit(loss) after provision of regulatory reserve for credit losses[1]		(21,967)		652,591
Adjusted basic earnings(loss) per share after provision of regulatory reserve for credit losses[1]		(58)		1,707
Adjusted diluted earnings(loss) per share after provision of regulatory reserve for credit losses[1]		(58)		1,700

(In millions of Korean won, except per share amounts)	2015
	Three months		Six months
Reversal of regulatory reserve for credit losses	~~W~~	(986)	~~W~~	(2,014)
Adjusted profit(loss) after reversal of regulatory reserve for credit losses[1]		(13,163)		285,819
Adjusted basic earnings(loss) per share after reversal of regulatory reserve for credit losses[1]		(34)		740
Adjusted diluted earnings(loss) per share after reversal of regulatory reserve for credit losses[1]		(34)		737

[1]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

18.5 Treasury Shares

Changes in treasury shares outstanding for the six-month period ended June 30, 2016, are as follows:

(In millions of Korean won and in number of shares)	June 30, 2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		—		9,206,975		—		9,206,975
Carrying amount[1]	~~W~~	—	~~W~~	300,006	~~W~~	—	~~W~~	300,006

[1]	The Company has entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ~~W~~300,000 million in order to enhance shareholder value.

19. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2015, of ~~W~~980 per share, amounting to total dividends of ~~W~~378,625 million were paid in April 2016. The dividends paid to the shareholders of the Parent Company in 2015 were ~~W~~301,354 million (~~W~~780 per share).

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

20. Net Interest Expense

Interest income(expense) and net interest expense for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	~~W~~	1,273	~~W~~	1,840	~~W~~	1,097	~~W~~	1,270
Loans		194		749		—		45
Other		69		137		79		167

		1,536		2,726		1,176		1,482

Interest expense
Debts		294		297		—		—
Debentures		13,357		24,390		5,700		10,974

		13,651		24,687		5,700		10,974

Net interest expense	~~W~~	(12,115)	~~W~~	(21,961)	~~W~~	(4,524)	~~W~~	(9,492)

21. Net Fee and Commission Expense

Fee and commission income(expense) and net fee and commission expense for the three-month and the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Fee and commission income
Fees in Korean won	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Fee and commission expense
Fees paid in Korean won		2,255		3,051		1,897		2,774
Fees paid in foreign currency		22		25		12		98

		2,277		3,076		1,909		2,872

Net fee and commission expense	~~W~~	(2,277)	~~W~~	(3,076)	~~W~~	(1,909)	~~W~~	(2,872)

22. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss consists of gains or losses related to financial instrument that includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Gains related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	2,799	~~W~~	5,693	~~W~~	619	~~W~~	653
Losses related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss		—		—		705		705

Net gains(losses) on financial instruments at fair value through profit or loss	~~W~~	2,799	~~W~~	5,693	~~W~~	(86)	~~W~~	(52)

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

23. Net Other Operating Income

Other operating income or other operating expense for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Other operating income
Dividend income from subsidiaries	~~W~~	—	~~W~~	686,919	~~W~~	—	~~W~~	315,527
Dividend income from associate		—		7,989		—		—

		—		694,908		—		315,527

Other operating expense		—		—		—		—
Net other operating income	~~W~~	—	~~W~~	694,908	~~W~~	—	~~W~~	315,527

24. General and Administrative Expenses

Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Employee benefits
Salaries and other short-term employee benefits - Salaries	~~W~~	4,441	~~W~~	9,610	~~W~~	4,974	~~W~~	10,350
Salaries and other short-term employee benefits - Others		848		1,722		835		1,699
Termination benefits		—		—		—		163
Post employment benefits - defined benefit plans		513		1,025		405		900
Post employment benefits - defined contribution plans		3		7		—		—
Share-based payments		(9)		206		334		1,385

		5,796		12,570		6,548		14,497

Depreciation and amortization		200		398		203		403

Other general and administrative expenses
Travel		132		140		(1)		150
Communications		85		262		117		254
Tax and dues		83		195		55		163
Publication		54		109		84		109

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Rental expense		392		754		380		745
Vehicle		36		58		39		63
Service fees		1,317		2,205		137		427
Advertising		41		413		41		378
Training		95		199		69		114
Others		1,293		2,451		1,176		2,129

		3,528		6,786		2,097		4,532

	~~W~~	9,524	~~W~~	19,754	~~W~~	8,848	~~W~~	19,432

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of June 30, 2016, is as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	July 17, 2013	13,209	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 13	Jan. 01, 2015	21,778	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	71,088	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 16	Mar. 18, 2016	12,162	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Deferred grant in 2013	—	24,395	Satisfied
Deferred grant in 2014	—	10,572	Satisfied
Deferred grant in 2015	—	25,373	Satisfied

		248,289

Kookmin Bank
Series 60	Jan. 01, 2015	277,205	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 61	Apr. 14, 2015	8,390	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 62	Jan. 12, 2015	16,505	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 64	July 24, 2015	21,153	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 65	Aug. 26, 2015	13,828	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	Jan. 01, 2016	164,063	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Deferred grant in 2013	—	23,755	Satisfied
Deferred grant in 2014	—	70,766	Satisfied
Deferred grant in 2015	—	88,848	Satisfied

		712,905

Other subsidiaries and associate
Stock granted in 2010	—	2,487	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2011	—	3,469	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2012	—	10,224	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Stock granted in 2013	—	48,231	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2014	—	82,192	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2015	—	198,014	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Stock granted in 2016	—	169,211	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]

		513,828

		1,475,022

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of June 30, 2016).
[2]	Certain portion of the granted shares is compensated over a maximum period of three years from the initial exercise date.
[3]	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.
[4]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[5]	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[7]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

[8]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[9]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to short-term performance as of June 30, 2016, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	6,486	Satisfied
Stock granted in 2014	Jan. 01, 2014	16,231	Satisfied
Stock granted in 2015	Jan. 01, 2015	19,943	Satisfied
Stock granted in 2016	Jan. 01, 2016	10,602	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	34,000	Satisfied
Stock granted in 2014	Jan. 01, 2014	109,722	Satisfied
Stock granted in 2015	Jan. 01, 2015	140,999	Satisfied
Stock granted in 2016	Jan. 01, 2016	87,276	Proportional to service period
Other subsidiaries and associate
Stock granted in 2013	—	3,276	Satisfied
Stock granted in 2014	—	49,781	Satisfied
Stock granted in 2015	—	164,509	Satisfied
Stock granted in 2016	—	87,687	Proportional to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

The stock grants are settled over three years.

Share-based payment arrangement for subsidiaries and associate was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries and associate is reimbursed by these companies. The accrued expenses representing share-based payments as of June 30, 2016 and December 31, 2015, are ~~W~~49,595 million and ~~W~~53,678 million, respectively, and the receivables to be reimbursed by the subsidiaries and associate for the compensation costs are ~~W~~43,399 million and ~~W~~44,299 million, respectively. The compensation costs from share-based payments that amounts to ~~W~~206 million and ~~W~~1,385 million were recognized as an expense for the six-month periods ended June 30, 2016 and 2015, respectively.

25. Non-operating Income (expense)

Details of non-operating income and expenses for the three-month and six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016				2015
	Three months		Six months		Three months		Six months
Non-operating income
Reversal of impairment losses on intangible assets	~~W~~	100	~~W~~	100	~~W~~	—	~~W~~	—
Others		37		40		889		890

		137		140		889		890

Non-operating expenses
Impairment losses on intangible assets		1		1		—		—
Donation		430		695		508		703
Others		—		2		—		—

		431		698		508		703

Non-operating income (expenses)	~~W~~	(294)	~~W~~	(558)	~~W~~	381	~~W~~	187

26. Income Tax Expense

Details of income tax expense for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015

Tax payable
Current tax expense	~~W~~	—	~~W~~	—
Change in deferred tax liabilities
Origination and reversal of temporary differences		(1,849)		(48)
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		(18)		(13)

Income Tax expense	~~W~~	(1,867)	~~W~~	(61)

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

27. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

(In number of shares)	2016
	Three months	Six months
Beginning (A)	386,351,693	386,351,693
Acquisition of Treasury shares (B)	6,996,657	4,106,289

Weighted average number of ordinary shares outstanding (A - B)	379,355,036	382,245,404

(In number of shares)	2015
	Three months	Six months
Beginning (A)	386,351,693	386,351,693
Acquisition of Treasury shares (B)	—	—

Weighted average number of ordinary shares outstanding (A - B)	386,351,693	386,351,693

Basic earnings per share

(In Korean won and in number of shares)	2016
	Three months		Six months
Profit (loss) attributable to ordinary shares[1] (C)	~~W~~	(22,172,663,623)	~~W~~	653,384,998,429
Weighted average number of ordinary shares outstanding (D)		379,355,036		382,245,404
Basic earnings (loss) per share (E = C / D)	~~W~~	(58)	~~W~~	1,709

(In Korean won and in number of shares)	2015
	Three months		Six months
Profit (loss) attributable to ordinary shares[1] (C)	~~W~~	(14,148,565,707)	~~W~~	283,805,349,820
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings (loss) per share (E = C / D)	~~W~~	(37)	~~W~~	735

[1]	Profit (loss) attributable to ordinary shares is the same as profit (loss) for the period in the statements of comprehensive income.

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Adjusted profit (loss) to calculate diluted earnings (loss) per share:

(In Korean won)	2016
	Three months		Six months
Profit (loss) attributable to ordinary shares	~~W~~	(22,172,663,623)	~~W~~	653,384,998,429
Adjustment		—		—

Adjusted profit (loss) for diluted earnings per share	~~W~~	(22,172,663,623)	~~W~~	653,384,998,429

(In Korean won)	2015
	Three months		Six months
Profit (loss) attributable to ordinary shares	~~W~~	(14,148,565,707)	~~W~~	283,805,349,820
Adjustment		—		—

Adjusted profit (loss) for diluted earnings per share	~~W~~	(14,148,565,707)	~~W~~	283,805,349,820

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings (loss) per share:

(In number of shares)	2016
	Three months	Six months
Weighted average number of ordinary shares outstanding	379,355,036	382,245,404
Adjustment
Stock grants	1,616,108	1,739,857

Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share	380,971,144	383,985,261

(In number of shares)	2015
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Stock grants	1,388,324	1,514,543

Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share	387,740,017	387,866,236

Diluted earnings (loss) per share:

(In Korean won and in number of shares)	2016
	Three months		Six months
Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(22,172,663,623)	~~W~~	653,384,998,429
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share		380,971,144		383,985,261
Diluted earnings (loss) per share	~~W~~	(58)	~~W~~	1,702

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

(In Korean won and in number of shares)	2015
	Three months		Six months
Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(14,148,565,707)	~~W~~	283,805,349,820
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share		387,740,017		387,866,236
Diluted earnings (loss) per share	~~W~~	(36)	~~W~~	732

28. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2015
Due from financial institutions	~~W~~	33,280	~~W~~	324,947
Restricted cash from financial institutions		(3)		(3)

	~~W~~	33,277	~~W~~	324,944

Significant non-cash transactions for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	2016		2015
Changes in receivables and payables from consolidated tax	~~W~~	156,863	~~W~~	(92,520)
Changes in receivables and payables relating to stock grants		(900)		(3,079)
Changes in other payables related with acquisition of associates		5,085		6,403

Cash inflows and outflows due to interest and dividends for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)	Activity	2016		2015
Income tax paid	Operating	~~W~~	455	~~W~~	96
Interest received	Operating		2,811		1,226
Interest paid	Operating		22,146		10,528
Dividends received	Operating		697,862		616,166
Dividends paid	Financing		378,625		301,354

29. Contingent Liabilities and Commitments

Commitments made with financial institutions as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		June 30, 2016				December 31, 2015
		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	KEB Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	—
Discounting of bills	KEB Hana Bank		100,000		—		100,000		—

		~~W~~	150,000	~~W~~	—	~~W~~	150,000	~~W~~	—

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Other Matters (including litigation)

a) The Company faces one lawsuit (as the defendant) involving aggregate damages of ~~W~~51 million, which are still pending as of June 30, 2016.

b) In 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ~~W~~124,357 million for income taxes (including local income taxes), paid ~~W~~123,330 million, excluding local income taxes, and recognized local income taxes amounting to ~~W~~1,027 million as other payables. Meanwhile, the Company and Kookmin Bank, a subsidiary of the Company, appealed to the tax tribunal over the ~~W~~114,283 million in fines. The Company’s claim for this appeal amounts to ~~W~~89,284 million as of June 30, 2016.

30. Related Party Transactions

Significant related party transactions for the six-month periods ended June 30, 2016 and 2015, are as follows:

(In millions of Korean won)			2016		2015
Subsidiaries	Kookmin Bank	Interest income	~~W~~	1,857	~~W~~	1,434
		Net other operating income		380,521		230,496
		General and administrative expenses		1,916		646
	KB Kookmin Card Co., Ltd.	Net other operating income		200,008		—
		General and administrative expenses		48		—
		Net non-operating income		1		1
	KB Investment & Securities Co., Ltd.	General and administrative expenses		37		—
	KB Life Insurance Co., Ltd.	General and administrative expenses		8		49
	KB Asset Management Co., Ltd.	Net other operating income		50,000		80,000
	KB Capital Co., Ltd.	Net gains on financial instruments at fair value through profit or loss		5,693		653
		Net losses on financial instruments at fair value through profit or loss		—		705
		Net other operating income		5,591		5,031
		General and administrative expenses		29		—
	KB Real Estate Trust. Co., Ltd.	Net other operating income		50,000		—
	KB Investment Co., Ltd.	Interest income		—		44
		Net other operating income		800		—
	KB Data Systems Co., Ltd.	General and administrative expenses		564		462
Associate	KB Insurance Co., Ltd.	Net other operating income		7,989		—
		General and administrative expenses		344		—

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)			June 30, 2016		December 31, 2015
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	~~W~~	32,421	~~W~~	324,947
		Other assets		225,048		54,619
		Other liabilities		1,405		41,442
	KB Kookmin Card Co., Ltd.	Other assets		49,044		55,418
		Other liabilities		377		304
	KB Investment & Securities Co., Ltd.	Other assets		5,781		4,908
		Other liabilities		10,555		3,500
	KB Life Insurance Co., Ltd.	Other assets		2,012		1,313
		Other liabilities		11,583		14,462
	KB Asset Management Co., Ltd.	Other assets		1,406		11,394
		Other liabilities		300		—
	KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		201,843		99,118
		Other assets		611		437
		Other liabilities		29		—
	KB Savings Bank Co., Ltd.	Other assets		586		3,072
	KB Real Estate Trust Co., Ltd.	Other assets		5,518		4,532
	KB Investment Co., Ltd.	Other assets		1,073		706
	KB Credit Information Co., Ltd.	Other assets		346		296
		Other liabilities		7		15
	KB Data Systems Co., Ltd.	Other assets		573		302
		Other liabilities		132		94
Associates	KB Insurance Co., Ltd.	Other assets		4,250		281
		Other liabilities		142		—
	Hyundai Securities Co., Ltd.	Other assets		223		—

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Notes 8 and 9 for details on subsidiaries and associates.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

KB Financial Group Inc.

Notes to the Interim Separate Financial Statements

June 30, 2016 and 2015 (Unaudited), and December 31, 2015

Unused commitments by a related party as of June 30, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)			June 30, 2016		December 31, 2015
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	140,671	~~W~~	1,696

Compensation to key management for the six-month periods ended June 30, 2016 and 2015, consists of:

(In millions of Korean won)	2016
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	~~W~~	(54)	~~W~~	11	~~W~~	—	~~W~~	(769)	~~W~~	(812)
Registered director (non-executive)		250		—		—		—		250
Non-registered director		1,217		26		—		975		2,218

	~~W~~	1,413	~~W~~	37	~~W~~	—	~~W~~	206	~~W~~	1,656

(In millions of Korean won)	2015
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	~~W~~	341	~~W~~	—	~~W~~	—	~~W~~	526	~~W~~	867
Registered director (non-executive)		295		—		—		—		295
Non-registered director		1,086		7		163		859		2,115

	~~W~~	1,722	~~W~~	7	~~W~~	163	~~W~~	1,385	~~W~~	3,277

31. Event after the Reporting Period

Through the Board of Directors meeting on August 2, 2016, the Company declared a small-scale share exchange agreement to acquire 100% shares of Hyundai Securities Co., Ltd. The shares will be acquired through comprehensive exchanging total issued shares of Hyundai Securities Co., Ltd., excluding shares owned by KB Financial Group Inc., with newly issued shares of KB Financial Group Inc.